

investor

Press Release

Stockholm, August 21, 2006

Investor accepts LogicaCMG's offer for WM-data

Investor has irrevocably undertaken, subject to certain conditions, to accept the offer from LogicaCMG, which was made public today, to acquire all the shares in WM-data. In the offer, shareholders are being offered 95 shares in LogicaCMG for 100 shares held in WM-data and SEK 557 in cash. The offer corresponds to approximately SEK 27.75* per share in WM-data.

Investor's agreement with LogicaCMG will lapse in certain circumstances, including:

- the offer not being declared unconditional within the earlier of eight weeks and three days from the date of the press announcement or four weeks and three days from the commencement period of the offer period,
- the terms and conditions of the offer are changed without the consent of Investor AB (other than in respect of a waiver of a condition to the offer),
- where LogicaCMG waivers the acceptance condition without the consent of Investor AB and at such time has not reached an acceptance level of two-thirds (or 50 percent in the case of a competing bid (s)), of the WM-data shares,
- a third-party offer is made corresponding to an offer value in SEK equal or exceeding SEK 30.0 kronor per share,
- the value of the offer in SEK declines by 12 percent or more following the date of the press announcement.

Investor has agreed to a lock-up of 62.5% of the shares it receives in LogicaCMG for a period of 12 months following the completion of the acquisition, given certain conditions. There are no restrictions in respect of the remaining shares received by Investor AB in LogicaCMG. See also separate press releases from LogicaCMG and WM-data.

"Joining LogicaCMG is a natural step in the development of WM-data. The companies complement each other well. By being part of a larger international organization, WM-data will be able to offer more competitive and cost-effective solutions to a broader customer base," commented Investor CEO Börje Ekholm in a statement.

* based on a price on August 18, 2006 of 172.5 pence per share in LogicaCMG and a SEK/GBP exchange rate of 13.535.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 20 31, +46 735 24 20 31
Oscar Stege Unger, Investor Relations Manager, +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.